Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Number 333-231727

The Kroger Co.

Pricing Term Sheet

Dated January 5, 2021

Issuer:	The Kroger Co.
Security Type:	Senior Notes
Trade Date:	January 5, 2021
Settlement Date:	January 12, 2021 (T+5)
Denominations:	$2,000 x $1,000
Ratings (Moody’s / S&P)*:	Baa1 / BBB
Principal Amount:	$500,000,000
Maturity Date:	January 15, 2031
Coupon:	1.700%
Benchmark Treasury:	UST 0.875% due November 15, 2030
Benchmark Treasury Price / Yield:	99-08 / 0.955%
Spread to Benchmark Treasury:	T + 77 basis points
Yield to Maturity:	1.725%
Price to Public:	99.771% of the principal amount
Interest Payment Dates:	January 15 and July 15, commencing on July 15, 2021
Optional Redemption Provisions:
Make-whole Call:	Treasury Rate plus 15 basis points (prior to October 15, 2030)

Par Call:	On or after October 15, 2030 (3 months prior to maturity)

CUSIP/ISIN:	501044DQ10 / US501044DQ10

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc.
BofA Securities, Inc.

Citigroup Global Markets Inc.
Mizuho Securities USA LLC
Santander Investment Securities Inc.
Wells Fargo Securities, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC
Fifth Third Securities, Inc.
Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Truist Securities, Inc.
Academy Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607, BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Mizuho Securities USA LLC toll-free at (866) 271-7403, Santander Investment Securities Inc. toll-free at (855) 403-3636 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next two succeeding business days should consult their own advisor.

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